UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-22672

For the month of December,  2002

AURIZON MINES LTD.

(Translation of registrant's name into English)

Suite 900 - 510 Burrard Street, Vancouver, BC   V6C 3A8

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X        Form 40-F ٱ

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes  ٱ       No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b):

82-                      .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  AURIZON MINES LTD.

(Registrant)

Signed "Ian S. Walton"

Date  January 7, 2003

By

IAN S. WALTON, Executive Vice-President

and Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (i) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

SEC 1815 (06-01)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

The information required to be furnished pursuant to (i), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: change in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accounts; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this Form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the Form.

C.

Preparation and Filing of Report.

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 FR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No.  19  - 2002

DECEMBER 1, 2002
FOR IMMEDIATE RELEASE

CASA BERARDI DRILLING CONFIRMS CONTINUITY OF ZONE 118-120

Aurizon Mines Ltd is pleased to report further results from its $2 million drill campaign at the Casa Berardi project in northwestern Quebec.  All six holes drilled into zone 118-120 intersected gold values in the vicinity of the Casa Berardi fault.  In addition, three of the holes intersected narrow quartz veins carrying high gold values south of the Casa fault.

Follow up drilling along  Zone 118-120

The 118-120 zones are located 300 to 500 metres east of the West Mine known resources along the dip extension of the Principal zone, 500 to 1000 metres below surface.

Six holes intersected mineralization near the Casa Berardi fault.  Economic intersections occur in a 10 to 130 metres wide gold bearing corridor following the southern edge of the Casa Berardi fault.  Mineralized rocks are composed of various sediments and mafic volcanics.  Strong carbonatation, quartz veinlets stockwork and disseminated arsenopyrite are main gold associated features.  Economic intersections are present in different styles: pluri-metric quartz-carbonate veins, sulfides rich shists and veins networks.  Gold grains are locally observed.

Hole		Gold g/t	Width metres		Gold g/t	Width metres
S71A	Casa Berardi Fault	1.4	6.0		-	-
S72	Casa Berardi Fault	7.5	8.4	including	31.0	1.5
				including	27.4	0.5
S72A	Casa Berardi Fault	6.6	5.6
S73	Casa Berardi Fault	13.6	4.0	including	26.0	2.0
S73A	Casa Berardi Fault	2.9	4.0	including	7.6	1.5
S73B	Casa Berardi Fault	3.5	1.8

Holes, S73, S73A and S73B intersected  the fault approximately 550 metres below surface and approximately 200 metres above hole S28B, drilled in 1999.  The quartz vein structure found in each of these holes is approximately 3 to 10 metres in thickness, which is consistent with holes S28, S28A and S28B drilled below.  Gold values are clearly associated with visible gold grains.  Holes S72 and S72A intersected the fault approximately 1,000 metres below surface and approximately 40 metres west of holes S62 and S62A previously reported.  Gold is associated within a sulphide rich schist and vein network along the hanging wall of the vein which is consistent also with the holes previously reported.

Three holes have intersected isolated higher grade veinlets south of the Casa Berardi fault.

Hole		Gold g/t	Width metres		Gold g/t	Width metres
S71A	isolated vein	21.3	1.0
S72	isolated vein	49.5	1.5
S73	isolated vein	4.9	5.2	Including	19.1	1.2
S73	isolated vein	37.1	1.0

True width except for isolated veins where the geometry is not defined by a geological model.

December 1, 2002
Casa Berardi Drilling Confirms Continuity of Zone 118 - 120

Two holes completed about 150m of the western limit of the zones intersect 10% disseminated sulphide associated within a cherty horizon located twenty metres north of the Casa Berardi fault.

Hole	Gold g/t	Width metres		Gold g/t	Width metres
S66C	3.7	10.5	including	5.0	5.7
S66D	3.6	8.5	including	5.2	3.4

"These drill results continue to confirm grade, thickness and geological continuity within the 118-120 area, and indicate that Aurizon is on track to outline a significant new resource at Casa Berardi," said David Hall, Aurizon's Chief Executive Officer.

Summary

Aurizon is conducting a $2.0 million deep drilling exploration program in order to expand resources and ultimately increase the reserves to a level sufficient to extend the projected mine life of 7.5 years.  The exploration program focuses on the extensions of zone 113 and the zone 118-120 area; and on deep exploration targets east and below known resources and reserves.

Aurizon is currently using two drill rigs on the 118-120 zone area following a 100 to 150 metres spacing in order to develop the geometry and extension of these new zones.  Wedge holes were set in order to test grade and thickness continuity on a 10 to 30 metre scale.  Completion of the drilling program will be followed by a resource estimation in the first quarter of 2003.

In addition, a cost evaluation study is in progress regarding an underground exploration program, to access the Lower Inter and 113 zones in order to increase the level of confidence on the grade and continuity of the ore.

Quality Control

Drill core assays are performed on split or saw half core with standard fire assay procedures and gravimetric finition.  Assay checking is performed on the pulp and rejects on any sample yielding greater than 1.0g/tAu. Primary assaying is performed by Laboratoire Bourlamaque of Val d'Or, active in the mining industry since 1935. Chemex of Val-d'Or provides external referring assaying on rejects.

Drill hole planning, implementation and the quality control program is supervised by Michel Gilbert, Eng. M.Sc.A, General Manager, who is an appropriately qualified person as defined by National Instrument 43-101.

Additional Information

A sketch indicating the location of the drill holes described herein is attached to this news release.  If you are unable to view this information, please download this news release from Aurizon's website at http:/www.aurizon.com to which it is attached or contact the Company at the numbers listed below.  All other information previously released on the Casa Berardi project is also available on the Aurizon website.

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager Investor Relations at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

December 1,  2002
Casa Berardi Drilling Confirms Continuity of Zone 118 - 120

Casa Berardi Project 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)
118-120 section area
Newly Reported	S66C	Casa Berardi Fault	11669.5	1029.0	1045.5	16.5	13.4	0.5
		North domain	11669.5	1057.1	1079.4	22.3	18.2	2.7
		including	11669.5	1066.5	1079.4	12.9	10.5	3.7
		Including	11669.5	1072.5	1079.4	6.9	5.7	5.0

	S66D	Casa Berardi Fault	11688	1118.6	1119.4	0.8		ns
		North domain	11688	1129.5	1140.0	10.5	8.5	3.6
		including	11688	1133.0	1137.0	4.0	3.4	5.2

	S71A	Isolated vein	11971	599.5	600.5	1.0		21.3
		Casa Berardi Fault	11971	750.0	758.5	8.5	6.0	1.4

	S72	Isolated vein		1107.0	1108.5	1.5		49.5
		Casa Berardi Fault	11932	1233.0	1257.6	24.6	22.0	4.2
		Including	11932	1239.9	1249.5	9.6	8.4	7.5
		Including	11932	1239.4	1239.9	0.5		27.4
		Including	11932	1243.5	1245.0	1.5		31.0

	S72A	Casa Berardi Fault	11916	1219.5	1233.5	14.0	13.0	2.9
		Including	11916	1224.0	1230.0	6.0	5.6	6.6

	S73	South domain (open)	11890	55.9	63.0	7.1		2.5
		Isolated vein	11876	435.8	441.0	5.2		4.9
		Including	11876	435.8	437.0	1.2		19.1
		Isolated vein	11865	671.0	672.0	1.0		37.1
		Casa Berardi Fault	11865	679.0	685.5	6.5	4.0	13.6
		Including	11865	682.2	685.5	3.3	2.0	26.0

	S73A	Casa Berardi Fault	11864	672.0	677.0	5.0	4.0	2.9
		Including	11864	672.0	673.8	1.8	1.5	7.6

	S73B	Casa Berardi Fault	11865	657.8	660.0	2.2	1.8	3.5

Previously reported	S62		11950	1210.0	1325.0	115.0	115.0	1.3
		Including		1221.9	1227.0	5.1	5.0	5.0
		Including		1304.5	1308.8	4.3	4.0	6.1

	S62A		11950	1302.9	1323.4	20.5	17.0	4.0
		Including		1302.9	1310.0	7.1	6.0	6.1

	S63		12000	520.0	521.7	1.7	1.0	12.1
				654.0	677.0	23.0	20.4	4.1
		Including		655.7	668.0	12.3	10.9	7.0

	S63A		12000	656.0	667.0	11.0	9.7	6.9
		Including		656.0	660.0	4.0	3.5	12.7

December 1, 2002
Casa Berardi Drilling Confirms Continuity of Zone 118 - 120

Casa Berardi 2002 Drill Results
	Hole		Easting	From (m)	To (m)	Width (m)	True Width (m)	Grade (g/t Au)

	S63B		12000	513.0	514.6	1.6	1.6	9.7
			12000	644.9	655.7	10.8	9.6	7.5
		Including		644.9	650.9	6.0	5.3	10.9

	S64		12350	1042.3	1051.7	9.4	9.4	3.3
		Including		1046.1	1051.7	5.6	2.6	6.4

	S65		12150	588.3	591.4	3.1	2.7	16.0

	S65A		12150	575.7	578.0	2.3	1.8	7.4

	S68B		12100	631.5	641.6	10.1	10.1	4.2
		Including		637.4	641.6	4.2	4.2	6.8
				693.0	698.1	5.1	4.0	3.3

	S70			604.2	606.3	2.1		10.5
			12100	911.5	927.5	16.0	15.3	3.7
		Including		916.6	921.8	5.2	3.9	8.2

			11950	783.3	793.2	9.9	6.5	3.1
	S71	Including	11950	783.3	787.5	4.2	2.8	5.1
Hole S65B, S66, S66B, S67B, S68, S68A, did not return any significant results

	S63B		12000	513.0	514.6	1.6	1.6	9.7

Semi massive sulphide zone
Newly Reported
	S71A	Sulphide horizon 1	11971	490.5	517.1	26.6		0.2

	S73	Sulphide horizon 1	11872	55.9	63.0	7.1		2.5

Previously Reported		Sulphide horizon 1	11775	478.5	534.5	56.0	33.0	3.7
	S67	Including		495.0	503.3	8.3	4.9	9.5

		Sulphide horizon 1	11775	477.2	508.5	31.3	26.8	2.8
	S67A	Including		477.2	481.0	3.8	3.3	7.4
		Including		503.5	507.0	3.5	3.0	5.1

	S71	Sulphide horizon 1	11950	495.1	523.4	28.3	15.7	0.4

	S70	Sulphide horizon 2	12200	461.7	471.0	9.3	7.0	2.0

113 area		South fault	11200	1065.0	1066.5	1.5		34.0
Newly Reported	S69A	Casa Berardi Fault		1246.7	1247.5	0.8		7.5

Holes S39A, S39B, S39C, S69 did not return any significant results

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 20 - 2002

DECEMBER 12, 2002
FOR IMMEDIATE RELEASE

AURIZON TO COMMENCE UNDERGROUND PROGRAM AT CASA BERARDI;
ARRANGES $7 MILLION FINANCING

Aurizon Mines Ltd. is pleased to announce that the Board of Directors has approved the commencement of an underground exploration program at its Casa Berardi project in northwestern Quebec.  The program will provide underground access to zone 113 in order to increase the confidence level on the continuity of that zone and extract a bulk sample.  Zone 113, which extends from 400 metres to 1000 metres below surface, was discovered by Aurizon in 1999.  Previously reported probable mineral reserves of zone 113 are estimated at 984,000 ounces of gold at an average grade of 7.4 grams per tonne.  Previously reported total proven and probable mineral reserves at the West Mine total 1.5 million ounces of gold at an average grade of 6.7 grams per tonne.

The program will include deepening the present ramp at the West Mine area to the 500 metre level, drifting approximately 450 metres east to access the 113 zone on the 550 metre level, drifting along zone 113, definition drilling and the extraction of a bulk sample.  In addition, the program contemplates future drifting on and definition drilling of the Lower Inter zone of the West Mine and the extraction of a bulk sample therefrom.  The total program will cost approximately $17 million over a nineteen month period.

In order to finance the first phase of this program, Aurizon has arranged a private placement, on a best  efforts basis, with a syndicate of agents, led by National Bank Financial Inc., for the issue of up to 5,185,185 flow through common shares at a price of $1.35 per flow through common share for total gross proceeds of up to $7,000,000.  The price was negotiated on the basis of a premium to the trading price of the Company's shares on December 11, 2002.

The agents will receive a 6% cash commission on the gross proceeds, together with broker warrants entitling the agents to purchase such number of common shares of the Company equal to 6% of the number of flow-through common shares sold under the offering at a price of $1.35 per common share.  The broker's warrants will expire 24 months from the closing of the offering, which is expected to occur on or about December 20, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Additional information on the Casa Berardi project is available from Aurizon's website at http://www.aurizon.com.

Aurizon is debt free with working capital of approximately $3.5 million, and is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".

For further information, contact David P. Hall, President or Patrick Soares, Manager Investor Relations at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 21  - 2002

DECEMBER 13, 2002
FOR IMMEDIATE RELEASE

AURIZON REPORTS FINANCING INCREASED

Aurizon is pleased to announce that, subject to regulatory approval, the private placement announced on December 12, 2002 has been increased by 740,741 "non flow through" common shares at a price of $1.35 per common share for additional gross proceeds of $1,000,000, which will be applied to working capital.  The additional placement is subject to the same terms and conditions (other than those pertaining to the flow through aspects of the offering) as the $7 million private placement previously announced, including cash commission of 6% on the gross proceeds, and brokers warrants entitling the agents to purchase such number of common shares of the Company equal to 6% of the common shares sold at a price of $1.35 per common share.  The brokers warrants will expire 24 months from the closing of the offering, which is expected to occur on or about December 20, 2002 and is subject to certain conditions including, but not limited to, satisfactory due diligence and the receipt of all necessary approvals including the approval of the Toronto Stock Exchange.

Aurizon is debt free with working capital of approximately $3.5 million, and is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on Aurizon and its  projects is available from Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager Investor Relations at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

Shares Listed: Toronto Stock Exchange
Ticker Symbol - ARZ
U.S. Registration:  (File #0-22672)  Form 20-F
News Release Issue No. 22 - 2002

DECEMBER 23, 2002
FOR IMMEDIATE RELEASE

AURIZON CLOSES $8 MILLION FINANCING

Aurizon Mines Ltd. (TSX:ARZ) is pleased to report that the $8 million financing previously announced has closed.  Aurizon has issued 5,185,185 flow-through common shares (the "Flow-through Offering") and 740,740 common shares (the "Additional Offering"), at a price of $1.35 per share.

The $7 million proceeds from the Flow-through Offering will be used to finance the first phase of an underground exploration program and continued surface drilling at its Casa Berardi project in northwestern Quebec.  The underground program will include accessing zone 113 on the 550 metre level, drifting along the zone, definition drilling and the extraction of a bulk sample.

The $1 million proceeds from the Additional Offering will be used for working capital.

Aurizon is debt free with working capital of approximately $11 million, following the financing, and is a Canadian-based gold mining company with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world's most prolific gold and base metal regions.  Aurizon owns fifty percent (50%) of the Sleeping Giant Mine and one hundred percent (100%) of the Casa Berardi property, both of which are located in the Abitibi region.  Aurizon shares trade on the Toronto Stock Exchange under the symbol "ARZ".  Additional information on the Casa Berardi project is available from Aurizon's website at http://www.aurizon.com.

For further information, contact David P. Hall, President or Patrick Soares, Manager Investor Relations at

Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

This News Release includes certain "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995.  Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward looking statements that involve various risks.  Actual results could differ materially from those projected as a result of the following factors, among others:  changes in the world wide price of gold, risks inherent in mineral exploration, risk associated with development, construction and mining operations, the uncertainty of future profitability and uncertainty of access to additional capital.

FORM 27

BC FORM 53-901F
(Previously Form 27)
Securities Act

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA) (Form 53-901F);
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)(Form 27); AND
SECTION 73 OF THE SECURITIES ACT (Quebec)

Item 1.

Reporting Issuer(s):

AURIZON MINES LTD.
Suite 900 - 510 Burrard Street
Vancouver, BC
V6C 3A8

Item 2.

Date of Material Change:

                  December 23, 2002

Item 3.

Press Release

Press release issued on December 23, 2002 via Canada NewsWire Service - Canada Wide (copy attached).

Item 4.

Summary of Material Change

Aurizon Mines Ltd. ("Aurizon") has closed the $8,000,000 financing announced via press releases on December 12 & 13, 2002 (copies of which are attached).

Item 5.

Full Description of Material Change:

Aurizon Mines Ltd. (TSX:ARZ) has closed an $8 million financing.  As a result, Aurizon has issued 5,185,185 flow-through common shares (the "Flow-through Offering") and 740,740 common shares (the "Conventional Offering"), at a price of $1.35 per share for net proceeds of $8 million.

The proceeds from the Flow-through Offering will be used to finance the first phase of an underground exploration program at its Casa Berardi project in northwestern Quebec.  The program will provide underground access to zone 113 in order to increase the confidence level on the continuity of that zone and extract a bulk sample.  Zone 113, which extends from 400 metres to 1000 metres below surface, was discovered by Aurizon in 1999.  Previously reported probable mineral reserves of zone 113 are estimated at 984,000 ounces of gold at an average grade of 7.4 grams per tonne.  Previously reported total proven and probable mineral reserves at the West Mine total 1.5 million ounces of gold at an average grade of 6.7 grams per tonne.

Item 5.

Full Description of Material Change (Continued):

The program will include deepening the present ramp at the West Mine area to the 500 metre level, drifting approximately 450 metres east to access the 113 zone on the 550 metre level, drifting along zone 113, definition drilling and the extraction of a bulk sample.  In addition, the program contemplates future drifting on and definition drilling of the Lower Inter zone of the West Mine and the extraction of a bulk sample therefrom.  The total program will cost approximately $17 million over a nineteen month period.

The net proceeds from the Conventional Offering will be used for working capital.

A syndicate of agents, led by National Bank Financial Inc., received a 6% cash commission on the gross proceeds, together with compensation warrants entitling the agents to purchase up to an additional 355,555 Common Shares of the Company at a price of $1.35 per common share.  The compensation warrants will expire 24 months from December 23, 2002.

For further information, please see attached News Releases dated December 12, 13 & 23, 2002.

Item 6.

Reliance on Section 85 (2) of the B.C. Securities Act and Section 75(3) of the Ontario Securities Act (Re:  Confidentiality):

                   N/A

Item 7.

Omitted Information:

None

Item 8.

Senior Contact Officers

David P. Hall, Chairman, President and Chief Executive Officer
Ian S. Walton, Executive Vice-President and Chief Financial Officer
Julie A. Stokke Kemp, Corporate Secretary
Telephone:  (604) 687-6600

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this
23rd day of December, 2002

"Julie A .Stokke Kemp"

Julie A. Stokke Kemp
Corporate Secretary